SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	October	2013
Commission File Number	001-31395

Sonde Resources Corp.
(Translation of registrant’s name into English)

Suite 3100, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated October 28, 2013

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

For Immediate Release	October 28, 2013

Sonde Resources Corp. Provides Update on Viking Farmout in North Africa

CALGARY, ALBERTA - (Marketwire - October 28, 2013) - Sonde Resources Corp. (“Sonde”) (TSX:SOQ) (NYSE MKT: SOQ) announced today that Viking Exploration and Production Tunisia Limited (“Viking”) requested an extension to the closing deadline for the Farmout Agreement between Sonde and Viking to November 15, 2013. Subsequently, Sonde requested a similar extension from Joint Oil for the closing deadline for the Viking Assignment Agreement. Joint Oil Management has approved the request, subject to endorsement from the Joint Oil Board of Directors, which Management expects to receive. As a result, the request by Viking to extend the closing date for the Farmout Agreement has been granted, giving Viking a new closing deadline of November 15, 2013. This timing aligns with the planned confirmation by the Joint Oil Board of the satisfaction of all conditions applicable to the Viking Assignment Agreement and final ratification of said assignment.

Both the Farmout Agreement and the Viking Assignment Agreement require Viking to deposit US $40 MM into a bank guarantee as a condition precedent to closing. Until this condition is fulfilled, the Farmout Agreement cannot close and Joint Oil is unable to complete the assignment of a working interest in the EPSA to Viking. Funding of the bank guarantee by Viking is subject to the completion of third-party financing by Viking. The completion of this financing is outside the control of Sonde.

Sonde is working closely with Joint Oil and Viking to bring this matter to a final resolution.

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas. Its operations are located in Western Canada and offshore North Africa. See Sonde's website at www.sonderesources.com to review further detail on Sonde's operations.

Forward-looking information

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, the closing of the Viking Farmout Agreement and the assignment of a working interest in the EPSA to Viking. Such forward-looking information or statements are based on a number of assumptions which may prove to be incorrect. There can be no assurance that Viking will be able to secure the required financing to complete the Farmout Agreement and satisfy the conditions to the Viking Assignment Agreement. A description of the risks, uncertainties and assumptions associated with Sonde's business and related forward-looking information are set out in detail in the Company's Annual Information Form, available on SEDAR at www.sedar.com., and the Company's annual reports on Form 40-F on file with the U.S. Securities and Exchange Commission.

Viking Update | 1

Although management believes that the expectations reflected in the forward-looking information or forward-looking statements are reasonable, prospective investors should not place undue reliance on forward-looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. Sonde bases its forward-looking statements and forward-looking information on information currently available and do not assume any obligation to update them unless required by law.

Contact Information:

Sonde Resources Corp.
Suite 3100, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

Rene Beaumier, Chief Financial Officer
Phone: (403) 503-7931
Fax: (403) 216-2374
www.sonderesources.com

Viking Update | 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sonde Resources Corp.
(Registrant)

Date:	October 28, 2013	By:	/s/ Rene Beaumier

	Name & Title:		Rene P. Beaumier, Chief Financial Officer